

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2014

Via E-mail
Ross Henry Ramsey
Chief Executive Officer
International Western Petroleum, Inc.
5525 N. MacArthur Boulevard, Suite 280
Irving, Texas 75038

> **Re:** **International Western Petroleum, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed November 18, 2014**
> **File No. 333-196492**

Dear Mr. Ramsey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 3, and your assertion that "International Western Petroleum Corporation has had no direct business activity since its inception." However, we also note the press releases issued by International Western Petroleum Corporation regarding its business operations as late as June 2014, and the quotation of International Western Petroleum Corporation on GXG Markets until July 2014. Please advise as to this apparent inconsistency. In the alternative, please revise your filing to address the relationships among the registrant, International Western Oil Corporation, and International Western Petroleum Corporation. Please also make related revisions to the biographies of Dr. Tran, Mr. Ramsey and Dr. Ahmad.

Prospectus Cover Page

2.   We note your revised disclosure that the shares of your common stock may be sold at prevailing market prices or privately negotiated prices when your common stock is quoted "on the OTC Market." As there is no existing market for your common stock, please revise your prospectus cover page to clarify that the selling shareholders will sell at the fixed price until your shares are quoted in the OTCQX or OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices. Please also make corresponding changes to other sections of your filing where you discuss the offering price, such as the Plan of Distribution section.

Description of Business, page 22

Rationale, page 22

3.   We note your revisions in response to our prior comment 1. Please revise your disclosure on page 22 to explain that the cited historical production of nearby wells provides no assurance that the wells on your prospective leases will be productive.

Recent Sales of Unregistered Securities, page 34

4.   We note your new disclosure on page 34. Please tell us whether your sale of common stock to Loc Tran on November 13, 2014 is required to be disclosed as a related party transaction under Item 404 of Regulation S-K. In that regard, we note that Loc Tran shares the same last name as Dr. Benjamin Tran, a major shareholder and director of your company.

Exhibits and Financial Statement Schedules, page 35

Exhibit 5.1

5.   In the legality opinion, counsel states its opinion "that the shares of Common Stock issued in the Offering which are included in the Registration Statement have been duly authorized and are legally issued, fully paid and non-assessable." However, your registration statement covers previously issued shares of common stock to be resold by the selling stockholders, and therefore counsel's reference to the legality of "Common Stock issued in the Offering" does not appear to be applicable. Please obtain a new or revised opinion of counsel that corrects this error and file it as an exhibit to your registration statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      If you have questions regarding comments on the financial statements and related matters, you may contact Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gregg E. Jaclin
       Szaferman Lakind Blumstein & Blader, PC